SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Morgans Hotel Group Co.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
617748W108

(CUSIP Number)
Philip Garthe
HG Vora Capital Management, LLC
870 Seventh Avenue, Second Floor
New York, NY 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Thomas C. Janson
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
(212) 530-5921
February 14, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	617748W108

1	NAME OF REPORTING PERSON: HG Vora Special Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		750,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		750,000

WITH:	10	SHARED DISPOSITIVE POWER:

		750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.48%

14	TYPE OF REPORTING PERSON:

	OO (Cayman Islands exempted company)

CUSIP No.:	617748W108

1	NAME OF REPORTING PERSON: HG Vora Special Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,750,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,750,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,750,000

WITH:	10	SHARED DISPOSITIVE POWER:

		1,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.79%

14	TYPE OF REPORTING PERSON:

	PN

CUSIP No.:	617748W108

1	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,500,000

WITH:	10	SHARED DISPOSITIVE POWER:

		2,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.27%

14	TYPE OF REPORTING PERSON:

	PN

CUSIP No.:	617748W108

1	NAME OF REPORTING PERSON: Parag Vora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,500,000

WITH:	10	SHARED DISPOSITIVE POWER:

		2,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.27%

14	TYPE OF REPORTING PERSON:

	IN

Item 1. Security and Issuer.
          This Amendment No. 2 to Schedule 13D (“this Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 475 Tenth Avenue, New York, New York 10018.
Item 2. Identity and Background.
          This Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2010 (the “Original Schedule 13D”), as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC on November 15, 2010 (“Amendment No. 1”, and with the Original Schedule 13D, the “Previous Schedule 13D”), by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Offshore Fund”); (ii) HG Vora Special Opportunities Fund LP, a Delaware limited partnership (the “Domestic Fund” and, together with the Offshore Fund, the “Funds”); (iii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Offshore Fund and the Domestic Fund; and (iv) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Issuer”). The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Except as set forth herein, the Previous Schedule 13D is unmodified.
          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.
          All voting and dispositive decisions for the Offshore Fund and the Domestic Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Funds. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 13D.
Item 3. Source and Amount of Funds and Other Consideration.
          The Funds have acquired beneficial ownership of an aggregate of 2,500,000 shares of Common Stock for $11,652,811 using either working capital from the Funds or the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Funds with a broker on customary terms and conditions. These amounts are on a net basis (exclusive of commissions) and take into account the cost of all shares purchased and the disposition proceeds from all shares sold from initial purchase up to the date of this filing.
Item 4. Purpose of Transaction.
          Item 4 of the Previous Schedule 13D is hereby amended and supplemented as follows:
          As stated in the Previous Schedule 13D, the Reporting Persons acquired the Company’s Common Stock for investment purposes in the Reporting Persons’ ordinary course of business.

          The Reporting Persons’ will continue to assess their investment in the Common Stock of the Company and potential actions to preserve and enhance the value of such investment. The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, including by engaging in short selling of, or any hedging or similar transaction with respect to, the Common Stock, at times and in such manner as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Company’s operations, business strategy or prospects, or from the recapitalization, sale or merger, or of other business combination transactions involving, the Company. To evaluate such alternatives, the Reporting Persons will continue to monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Company, other shareholders, industry analysts, or other existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.
          The Reporting Persons may also take other actions with respect to their investment in the Company as they deem appropriate, including, without limitation, seeking board representation, making proposals to the Company concerning changes to the operations, strategy, capitalization or ownership structure of the Company, or changing their intentions with respect to any and all matters referred to in this Item 4. The Reporting Persons reserve the right to acquire additional Common Stock or dispose of any or all of the Common Stock, in the public market or privately negotiated transactions.
          Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Items 5(a) – (c) of the Previous Schedule 13D are hereby amended and restated as follows:
(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.
1.	Offshore Fund – 750,000 shares of Common Stock, which represents 2.48% of the Issuer’s outstanding Common Stock.

2.	Domestic Fund – 1,750,000 shares of Common Stock, which represents 5.79% of the Issuer’s outstanding Common Stock.

3.	Manager – 2,500,000 shares of Common Stock, which represents 8.27% of the Issuer’s outstanding Common Stock.

4.	Parag Vora – 2,500,000 shares of Common Stock, which represents 8.27% of the Issuer’s outstanding Common Stock.
All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 30,243,380 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010.

(c). In the 60 days prior to this filing, the following describes the Reporting Persons’ purchase and sale activity in shares of Common Stock in the open market:
HG Vora Special Opportunities Master Fund, LTD
Trailing 60-Day MHGC Trading History

		Avg. Price of
	Shares	Shares
	Purchased	Purchased or
Trade Date	/(Sold)	Sold
14-Jan-11	(240)	$10.3455
18-Jan-11	(1,560)	$10.0555
19-Jan-11	1,800	$9.3190
20-Jan-11	2,400	$9.0484
21-Jan-11	1,500	$9.0920
24-Jan-11	(6,600)	$9.3723
25-Jan-11	2,580	$9.0936
26-Jan-11	(14,700)	$9.6997
27-Jan-11	(20,160)	$9.7034
28-Jan-11	513	$9.0000
31-Jan-11	1,050	$8.8997
31-Jan-11	(2,400)	$9.1594
1-Feb-11	(56,283)	$9.4443
8-Feb-11	32,040	$8.6622
9-Feb-11	(12,030)	$9.0579
10-Feb-11	(20,010)	$9.2492
11-Feb-11	(13,200)	$9.8593
14-Feb-11	(46,800)	$9.5423

HG Vora Special Opportunities Fund LP
Trailing 60-Day MHGC Trading History

		Avg. Price of
	Shares	Shares
	Purchased	Purchased or
Trade Date	/(Sold)	Sold
14-Jan-11	(560)	$10.3455
18-Jan-11	(3,640)	$10.0555
19-Jan-11	4,200	$9.3190
20-Jan-11	5,600	$9.0484
21-Jan-11	3,500	$9.0920
24-Jan-11	(15,400)	$9.3723
25-Jan-11	6,020	$9.0936
26-Jan-11	(34,300)	$9.6997
27-Jan-11	(47,040)	$9.7034
28-Jan-11	1,197	$9.0000
31-Jan-11	2,450	$8.8997
31-Jan-11	(5,600)	$9.1594
1-Feb-11	(131,327)	$9.4443
8-Feb-11	74,760	$8.6622
9-Feb-11	(28,070)	$9.0579
10-Feb-11	(46,690)	$9.2492
11-Feb-11	(30,800)	$9.8593
14-Feb-11	(109,200)	$9.5423
(d) and (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Since the filing of Amendment No. 1, the Reporting Persons have written 2,800 call options over the Common Stock. These call options have an expiration date of March 19, 2011 with a strike price of $10 and were executed on option exchanges at market prices.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2011

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

HG VORA SPECIAL OPPORTUNITIES FUND LP
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

HG VORA CAPITAL MANAGEMENT, LLC
By:	/s/ Parag Vora
Name:	Parag Vora
Title:

/s/ Parag Vora
Parag Vora